(441) 278-9000
August 10, 2011
VIA EDGAR TRANSMISSION
James B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Mail Stop 4720
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4720

Re:	Validus Holdings, Ltd. Form 10-K for the Fiscal Year Ended December 31, 2010 Filed on February 18, 2011 File No. 001-33606
Dear Mr. Rosenberg:
     Validus Holdings, Ltd. (the “Company” or “Validus”), hereby submits responses to the comments of the Staff regarding the above-referenced filing (the “Form 10-K”) as set forth in your letter dated July 27, 2011 (the “July 27 Comment Letter”).
     Set forth below are the Staff’s comments contained in the July 27 Comment Letter and immediately following each comment is the Company’s response.
     The Company is available at your convenience to discuss any comments or questions. Thank you in advance for your consideration.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Loss and Loss Expenses, page 70
1.	Regarding your response to comment one, please address the following:
•	Explain how you determined the amount of losses to record as part of your explicit reserve for potential development on notable losses. Specifically address how you determined the $20 million and $30 million amounts recorded during the second and third quarter of 2010, respectively;
•	Explain how you determined the amount of reserve to allocate to specific notable events. For example, how did you determine the $19.2 million to allocate to the development on the Chilean Earthquake in the second quarter 2010 and the $16.6 million that was allocated to the development on the New Zealand Earthquake;
•	Explain how you determined the $50 million loss incurred in the first quarter 2011 which increased your reserve for potential development on notable losses to $83.4 million and why no amounts were allocated to a specific loss in either the fourth quarter 2010 or the first quarter 2011; and
•	Provide us revised proposed disclosure to be included in future filings that describes your methodology for determining the explicit reserve for potential development on notable losses as well as the assumptions used. In this regard, we note your critical accounting policy on page 51 only states that this reserve is included in your IBNR process, however, your response provides slightly more detailed information as to the methods used to determine this reserve.
Response (Bullet 1): As part of the Company’s procedures for catastrophe event ultimate loss reserve estimation (as noted on page 54 of the Form 10-K) members of senior management from relevant departments within the Company review various sources of information for such events in determining specific event loss estimates.
The Company’s obligation is to provide our best estimate of losses as at each balance sheet date in the aggregate to comply with the requirements of ASC 944-40-25. The concept of an ‘actuarial central estimate’ of a population of claims overall being different from the sum of the ‘actuarial central estimates’ of each individual claim is accepted in the actuarial profession. As such, the requirement for a provision in respect of the reserve for development on notable loss events in a quarter is a function of (a) the number of significant events occurring in that quarter and (b) the complexity and volatility of those events. These factors are considered in the aggregate for the events occurring in the quarter, recognizing that it is more likely that one or some of the events may deteriorate significantly, rather than all deteriorating proportionately. The evaluation of each quarter’s requirement for provision for a reserve for development on notable loss events takes place as part of the quarterly evaluation of the reserve requirement. It is not directly linked in isolation to any one significant/notable loss in the quarter, and therefore it is not ‘assigned to a contract on the basis of a specific review.’ The provision for the reserve for development on notable loss events is evaluated by our in-house actuaries as part of their normal process in setting of indicated reserves for the quarter.
In ensuing quarters, senior management revisits and re-estimates each event previously considered in the catastrophe event ultimate loss reserve estimation process, as well as events that have subsequently emerged in the current quarter. Changes to the reserve for potential development on notable loss events will be considered in light of changes to previous loss estimates from notable losses in this re-estimation process.
As disclosed on page 50 of the Company’s Quarterly Report on Form 10-Q for the three and six month periods ended June 30, 2010 filed on August 6, 2010, during the second quarter of 2010 the Company recorded $70.5 million of notable losses from a number of events in the quarter, including losses from oil rigs and associated spillage, terrorism and hailstorm events. In reviewing the impact of the factors described in the second paragraph above on the combined first and second quarter loss events, management determined that an additional provision of $20 million to the reserve for potential development on notable loss events was required. This provision was evaluated by the Company’s in-house actuaries as part of their normal process in setting of indicated reserves for the quarter.
As disclosed on page 53 of the Company’s Quarterly Report on Form 10-Q for the three and nine month periods ended September 30, 2010 filed on November 5, 2010, during the third quarter of 2010 the Company recorded $47.7 million of notable losses from a number of complex events in the quarter, including losses from earthquake, windstorm and political risk contract frustration. In reviewing the impact of the factors described in the second paragraph above on the combined first, second and third quarter loss events, management determined that an additional provision of $30 million to the reserve for potential development on notable loss events was required. This provision was evaluated by the Company’s in-house actuaries as part of their normal process in setting of indicated reserves for the quarter.
Response (Bullet 2): As disclosed in the “Critical Accounting Policies” in the Form 10-K, ‘as predominately a broker market insurer and reinsurer, the Company must rely on loss information reported to us by brokers from clients, where such information is often incomplete or changing.’ The original loss estimate for the Chilean earthquake was largely based on an internal ‘ground up’ estimation process which, given the nature of the event and the timing of the event in relation to the Company’s first quarter 2010 financial reporting, was based on preliminary industry loss estimates and other preliminary information primarily without the benefit of cedant information. As part of management’s re-evaluation of the Company’s loss estimate for the Chilean earthquake in the second quarter of 2010 (procedures as outlined in the first paragraph above), new and better information became available from brokers and elsewhere. The new information received by the

Company during the second quarter included new information from cedants, reports from cedants on contracts previously thought to be unaffected by the loss event as well as market wide revisions to the industry loss estimate for the event. Accordingly, the Company determined that an increase of $19.2 million to its previous loss estimate for this event was required and the reserve for potential development on notable loss events was reduced by this amount.
The New Zealand earthquake occurred on September 3, 2010. Given the nature of the event and the timing of the event in relation to the Company’s third quarter financial reporting, the Company’s initial loss estimate for the New Zealand earthquake was an estimate based on the Company’s review of potential exposures and discussions with cedants and brokers but primarily without the benefit of specific cedant loss reporting information. As part of management’s re-evaluation of the Company’s loss estimate for the New Zealand earthquake in the fourth quarter of 2010 (procedures as outlined in the first paragraph above), new and better information became available from brokers and elsewhere. The new information received by the Company in the fourth quarter of 2010 included new more specific information from cedants, reports from cedants on contracts previously thought to be unaffected by the loss event as well as market wide revisions to the industry loss estimate for the event. Accordingly, the Company determined that an increase of $16.6 million to its previous loss estimate for this event was required (such provision being consistent with the factors leading to the prior establishment of the reserve for potential development on notable loss events in respect of this event) and the reserve for potential development on notable loss events was reduced by this amount.
Response (Bullet 3): As disclosed on page 49 of the Company’s Quarterly Report on Form 10-Q for the three month period ended March 31, 2011 filed on May 6, 2011, during the first quarter of 2011 the Company recorded $293.8 million of notable losses from a number of large complex events in the quarter, including losses from earthquake, marine, flood and explosion events. In reviewing the impact of the factors described in the second paragraph above on the loss events for the first quarter, management determined, in consultation with the Company’s in-house actuaries, that an additional provision to the reserve for potential development on notable loss events of $50 million was required.
(Note: While The July 27 Comment Letter refers to the fourth quarter of 2010, the Company believes that the Staff’s intention was to refer to the third quarter of 2010 and will respond to that portion of the comment by addressing the third quarter of 2010 and the first quarter of 2011. As noted above, the Company did make an allocation in the fourth quarter of 2010 to the New Zealand earthquake, but made no allocation in the third quarter of 2010).
In the third quarter of 2010 and the first quarter of 2011, and as part of management’s re-evaluation procedures on notable loss events as outlined in the third paragraph above, no information became available to management which led it to believe that changes were required to previously established reserves for such events. For both of these quarters, based on a review of the factors described in the second paragraph above, management determined that there was no associated change required to the reserve for potential development on notable loss events.

Response (Bullet 4): The Company highlights for the Staff’s information recent disclosure included at page 60 of the Company’s Quarterly Report on Form 10-Q for the three and six month periods ended June 30, 2011 filed on August 5, 2011 with regard to the reserve for potential development on notable loss events:
‘As at March 31, 2011, the total reserve for development on both 2010 and 2011 events was $83.4 million. During the three months ended June 30, 2011 $8.9 million, $20.1 million and $20.2 million of the reserve for potential development on 2010 and 2011 notable loss events was allocated to the Deepwater Horizon loss, the Tohoku earthquake and the Christchurch earthquake, respectively. Therefore as at June 30, 2011 the total reserve for potential development on both 2010 and 2011 events was $34.2 million.’
The allocations described above were based on new information including revisions to estimates previously supplied by cedants, reports from cedants on contracts previously thought to be unaffected by the loss event as well as market wide revisions to the industry loss estimate for the events. Accordingly, the reserve potential development on notable loss events was reduced by the amounts cited in the above. The Company notes that second quarter 2011 results of operations for many companies operating in the worldwide reinsurance industry were adversely affected by development on the abovementioned loss events after this new information became available to the reinsurance industry.
The Company acknowledges the Staff’s comment and proposes to include the following disclosure in future filings describing the Company’s methodology for determining the explicit reserve for potential development on notable loss events:
“The requirement for a provision in respect of the reserve for development on notable loss events in a quarter is a function of (a) the number of significant events occurring in that quarter and (b) the complexity and volatility of those events. These factors are considered in the aggregate for the events occurring in the quarter, recognizing that it is more likely that one or some of the events may deteriorate significantly, rather than all deteriorating proportionately. The evaluation of each quarter’s requirement for provision for a reserve for development on notable loss events takes place as part of the quarterly evaluation of the reserve requirement. It is not directly linked in isolation to any one significant/notable loss in the quarter, and therefore it is not ‘assigned to a contract on the basis of a specific review.’ The provision for the reserve for development on notable loss events is evaluated by our in-house actuaries as part of their normal process in setting of indicated reserves for the quarter.
In ensuing quarters senior management revisits and re-estimates each event previously considered in the catastrophe loss event process, as well as events that have subsequently emerged in the current quarter. Changes to the reserve for potential development on notable loss events will be considered in light of changes to previous loss estimates from notable losses in this re-estimation process.”
* * * * *
     The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Comments or questions regarding these matters may be directed to Jeff Consolino at (441) 532-9034 or Robert Kuzloski at (441) 532-9075.

Very truly yours,
/s/ Joseph E. (Jeff) Consolino
Joseph E. (Jeff) Consolino

cc:     Robert F. Kuzloski, Esq. (Validus Holdings, Ltd.)